

May 14, 2015

<u>***Via Overnight Courier***</u>

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed on Behalf of MCG Capital Corporation
         File No. 814-00239

Ladies and Gentlemen:

On behalf of MCG Capital Corporation and its board of directors, enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Verified Class Action Complaint in *Nicholas Ronald LeDonne v. Keith Kennedy, et al.,* as filed with the Court of Chancery of the State of Delaware on May 13, 2015.

If you have any questions regarding this submission, please do not hesitate to call me at (703) 247-7552.

Very truly yours,

Tod K. Reichert
Executive Vice President

Enclosure
cc: Keith Kennedy
          MCG Capital Corporation
        William D. Savitt
        Nicholas Walter
        David E. Shapiro
          Wachtell, Lipton, Rosen & Katz



IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

NICHOLAS RONALD LEDONNE, Individually and on Behalf of All Others Similarly Situated,	))))	
Plaintiff,	)))	
v.	))	Civil Action No._____
MCG CAPITAL CORPORATION, RICHARD W. NEU, KIM D. KELLY, KENNETH J. O'KEEFE, GAVIN SAITOWITZ, KEITH KENNEDY, PENNANTPARK FLOATING RATE CAPITAL LTD., PFLT PANAMA, LLC, PFLT FUNDING II, LLC, PENNANTPARK INVESTMENT ADVISERS, LLC,	))))))))))))	
Defendants.	)	

VERIFIED CLASS ACTION COMPLAINT

The allegations of the Complaint are based on the personal knowledge of

Plaintiff, Nicholas Ronald LeDonne ("Plaintiff"), as to himself and on information

and belief (including the investigation of counsel and review of publicly available

information) as to all other matters stated herein, as follows:

NATURE OF THE ACTION

1.   Plaintiff, individually and on behalf of all other similarly situated

public stockholders of MCG Capital Corporation ("MCG" or the "Company"),

makes the following allegations against MCG; the members of MCG's Board of

Directors (the "Board" or the "Individual Defendants"); PennantPark Floating Rate Capital Ltd. and its affiliates, PFLT Panama, LLC, PFLT Funding II, LLC, and PennantPark Investment Advisers, LLC (collectively, "PennantPark") (MCG, the Board, and PennantPark are collectively the "Defendants"), in support of Plaintiff's claims relating to the proposed acquisition of all of the Company's outstanding stock by PennantPark at the inadequate price of $4.75 per share and on unfair and inadequate terms (the "Proposed Transaction"). The Board has unanimously recommended to the Company's stockholders to tender their shares for the Proposed Transaction. Defendants expect to complete the Proposed Transaction by the third quarter of 2015.

2. Plaintiff alleges herein that Defendants breached their fiduciary duties, including the duties of loyalty, good faith, and due care. These breaches are being committed in connection with MCG's announcement of the Proposed Transaction on April 29, 2015, and execution of a Merger Agreement dated April 28, 2015 (the "Merger Agreement") with PennantPark in a cash-and-stock transaction valued at approximately $175 million.

3. Pursuant to the Merger Agreement, PennantPark will acquire MCG in a $175 million cash-and-stock transaction, or $4.75 per MCG share. MCG stockholders will receive $4.521 in PFLT shares and $0.226 per share in cash from PennantPark Investment Advisers, and possibly an additional $0.25 depending on

PFLT's NAV over a 10-day period (the "Proposed Consideration"). The Proposed Consideration is unfair and inadequate and does not constitute a maximization of stockholder value for Plaintiff and other MCG public stockholders. The Company's stock price has increased by 11.6% in the 4 weeks preceding the Proposed Transaction and is above its 20-day Simply Moving Average. Indeed, the book value of the Company on March 31, 2015 was $4.84 per share.

4.   On May 4, 2015, MCG received a higher bid from HC2 Holdings, Inc., offering $5.00 per share in cash and stock.

5.   Two of MCG's Board members will be appointed to PennantPark's board upon the consummation of the Proposed Transaction.

6.   The Board members have therefore breached their fiduciary duties owed to Plaintiff and the Class (as defined herein) to take all necessary steps to ensure that MCG stockholders will receive the maximum realizable value for their shares on a sale of the Company.

7.   Furthermore, the Merger Agreement contains preclusive deal protection devices that are not contemplated to benefit the Company or its stockholders, but instead, benefit PennantPark. For example, under the Merger Agreement, Defendants agreed to: (i) a "no-solicitation provision" that prevents the Company from soliciting other potential acquirers or even continuing discussions and negotiations with potential acquirers; (ii) a provision that provides

PennantPark with three business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay PennantPark a "termination fee" of $7,000,000 in order to enter into a transaction with a superior bidder.

8. These provisions essentially lock up the Proposed Transaction and prevent the Board from fulfilling its fiduciary duties to the Company. The Proposed Transaction will deny the Company and its stockholders adequate consideration in light of the Company's promising prospects for growth, increased sales, and future profitability.

9. Furthermore, the Company announced that Individual Defendant Keith Kennedy ("Kennedy") and the rest of the rest of the management team, along with the Company's employees will continue their employment at the post-transaction entity.

10. Additionally, the Board members and executives might also benefit from the Proposed Transaction through vested and unvested stock options, accelerated vesting of restricted share awards, accelerated vesting of performance share awards, receipt of certain payments pursuant to employment agreements, and indemnification and exculpation.

11. Because of the Board's breaches of its fiduciary duties, Plaintiff and the Class have been and will be damaged, and will not receive the fair value of MCG's assets.

12. Plaintiff and the other members of the Class are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law.

13. Plaintiff seeks preliminary and permanent injunctive relief preventing the Individual Defendants, who are aided and abetted by MCG and PennantPark, from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize full and fair value for their MCG stock, and to compel the Individual Defendants to carry out their fiduciary duties to maximize stockholder value on a sale of the Company.

THE PARTIES

14. Plaintiff has owned the common stock of MCG since prior to the announcement of the Proposed Transaction herein complained of, and continues to own this stock.

15. Defendant MCG is a corporation duly organized and existing under the laws of the State of Delaware and maintains its principal offices at 1001 19th Street North, Arlington, Virginia 22209. MCG is, and at all relevant times hereto was, listed and traded on the NASDAQ Stock Exchange under the symbol

"MCGC." MCG is a private equity firm specializing in debt, equity, and recapitalization investments in middle and lower middle market companies.

16. Defendant PennantPark Floating Rate Capital Ltd. is a Maryland corporation and is a business development company. It seeks to make secondary direct, debt, equity, and loan investments through floating rate loans in private or thinly traded or small market-cap, public middle market companies.

17. Defendant PFLT Panama, LLC is a Delaware limited liability company and is a wholly-owned subsidiary of PennantPark Floating Rate Capital Ltd.

18. Defendant PFLT Funding II, LLC is a Delaware limited liability company and is also a wholly-owned subsidiary of PennantPark Floating Rate Capital Ltd.

19. Defendant PennantPark Investment Advisers, LLC is a Delaware limited liability company.

20. Defendant Kennedy joined the Company as its President and Chief Executive Officer ("CEO") in April 2015, succeeding B. Hagen Saville, who retired.

21. Defendant Richard W. Neu ("Neu") is the Chairman of the Board and has been since April 2009. Neu was the Company's CEO from October 2011 until November 2012.

22. Defendant Kim D. Kelly ("Kelly") has served as a member of the Board since 2004.

23. Defendant Kenneth J. O'Keefe ("O'Keefe") served as the Company's Chairman from February 2005 to March 2007.

24. Defendant Gavin Saitowitz ("Saitowitz") has served as a member of the Board since April 2009.

25. The Defendants in paragraph twenty through twenty-four are also known as the "Individual Defendants."

INDIVIDUAL DEFENDANTS' FIDUCIARY DUTIES

26. The Individual Defendants, as officers and/or directors of the Company, stand in a fiduciary relationship to Plaintiff and the Company's other public stockholders and owe them the highest fiduciary obligations of good faith, due care, loyalty, and full and candid disclosure.

27. Under Delaware law, the directors and officers of a publicly traded corporation have fiduciary duties of loyalty, good faith, and care to stockholders. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the Company's stockholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the Company or its assets;

(c) adversely affects their duty to search for and secure the best value reasonably available under the circumstances for the Company's stockholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public stockholders.

28. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants' loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the Company; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public stockholders.

29. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, and good faith, owed to Plaintiff and other public stockholders of MCG. Certain Individual

Defendants stand on both sides of the transaction, are engaging in self-dealing, and are obtaining for themselves personal benefits, including personal financial benefits not equally shared by Plaintiff or the Class (as defined below). Certain Defendants are also retaining their prestigious and lucrative positions and compensation at the post-Proposed Transaction company. These Defendants have managed to secure for themselves substantial employment at the expense of the public stockholders' best interests. Accordingly, the Proposed Transaction will benefit the Individual Defendants in significant ways not shared with Class members. As a result of the Individual Defendants' self-dealing and divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their MCG common stock in the Proposed Transaction.

CLASS ACTION ALLEGATIONS

30. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all holders of the common stock of the Company (except the Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants' actions as more fully described herein (the "Class").

31. This action is properly maintainable as a class action.

32.   The Class is so numerous that joinder of all members is impracticable. As of April 24, 2015, there were reportedly 37,074,117 shares of MCG common stock outstanding, owned by hundreds, if not thousands, of stockholders.

33.   There are questions of law and fact, which are common to the Class including, *inter alia*, the following: (a) whether the Individual Defendants have breached their fiduciary duties owed by them to Plaintiff and the members of the Class; and (b) whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by Defendants, as alleged herein.

34.   Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the Plaintiff are typical of the claims of other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

35.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

36.   Defendants have acted in a manner which affects Plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

The Proposed Transaction

37.   On April 29, 2015, MCG announced that it had entered into the Merger Agreement dated April 28, 2015 with PennantPark, filed with the United States Securities and Exchange Commission ("SEC"), whereby PennantPark will acquire MCG and make MCG a privately-held, wholly-owned subsidiary of PennantPark:

> ARLINGTON, Va. – April 29, 2015 – On April 28, 2015, we signed a definitive merger agreement with PennantPark., PFLT Panama, LLC, PFLT Funding II, LLC and PennantPark Investment Advisers, LLC. Pursuant to the merger agreement, PFLT Panama, LLC will merge with and into MCG, with MCG as the surviving company and a wholly owned subsidiary of PennantPark and, immediately thereafter and as a single integrated transaction, MCG will merge with and into PFLT Funding II, LLC, with PFLT Funding II, LLC as the surviving company. We refer to these transactions collectively as the Merger.

> Under the terms of the merger agreement, each outstanding share of MCG common stock (including shares of restricted stock) will be converted into (i) a number of shares of PennantPark common stock, par value $0.001 per share, or the Exchange Ratio, equal to $4.521 divided by the greater of (A) the net asset value per PennantPark common share (computed no more than 48 hours before the effective time of the Merger, excluding Sundays and holidays), or the PFLT Closing NAV, and (B) the volume weighted average trading price of PennantPark common shares on the NASDAQ Global Select Market for the consecutive period of ten trading days concluding at the close

of trading on the second trading day immediately preceding the date of the effective time of the Merger, or the Merger Share Price, (ii) $0.226 in cash and (iii) if the Merger Share Price is less than the PFLT Closing NAV, an amount in cash equal to the lesser of (A) the Exchange Ratio multiplied by $0.25 and (B) the Exchange Ratio multiplied by the amount by which the Merger Share Price is less than the PFLT Closing NAV. Based on the number of shares of MCG common stock outstanding on the date of the Merger agreement, this will result in approximately 11.8 million shares of PennantPark common stock being exchanged for approximately 37.0 million shares of MCG common stock, subject to adjustment in certain circumstances. The merger agreement further provides that, in the event of termination of the merger agreement under certain circumstances, including in connection with the acceptance of an alternative transaction, MCG may be required to pay PennantPark a termination fee equal to $7.0 million. The transaction is expected to close in the third quarter of 2015, subject to approval of MCG and PennantPark stockholders.

The Proposed Transaction Price is Inadequate and Unfair

38. The $4.75 per share agreed to in the Proposed Transaction represents an inadequate price, and in fact, represents a discount of the stock price of the Company against the price the day before the Proposed Transaction was announced, and Defendants' claims that the transaction provides a great return for investors are unsound.

39. The Company announced first quarter of fiscal year 2015 results on April 29, 2015, reporting that the Company has been seeing progress in its financial results and business performance.

40. The press release reported business highlights, including:

- Net income was $1.3 million, or $0.03 per share, for the first quarter;

- Realized 8% IRR on the exit of its equity investment in RadioPharmacy Investors, LLC, or RadioPharmacy;

- For the quarter, we repurchased 1,061,075 shares of its common stock at a weighted average purchase price of $3.93;

- Including the April 1, 2015 collection of RadioPharmacy proceeds, the Company had $129.0 million or $3.48 per outstanding share of unrestricted cash;

- MCG had no loans on non-accrual, at cost or fair value, and reported leverage for each loan is less than 4.0x; and

- MCG monetized $27.4 million of its portfolio and in April 2015 the Company entered into an agreement to sell its equity investments in Broadview Networks Holdings, Inc. at par.

41.   The Company showed similar stellar results just a quarter previous to that. For the fourth quarter of 2014, the Company reported:

- Net income was $2.1 million, or $0.05 per share, for the fourth quarter. Net loss was $20.8 million, or $0.38 per share, for the year ended December 31, 2014;

- For the quarter and year MCG made $0.1 million and $10.0 million, respectively, of originations and advances to existing portfolio companies;

- MCG monetized $21.4 million and $282.1 million of its portfolio for the quarter and year, respectively;

- As of December 31, 2014, the Company had $105.8 million in unrestricted cash and $1.4 million in other restricted cash accounts;

- As of December 31, 2014, the Company had no outstanding borrowings or borrowing facilities; and

- For the quarter and year, the Company repurchased 7,827,960 and 32,186,556 shares of its common stock at weighted average purchase prices of $3.74 and $3.73, respectively, including 4,859,744 shares purchased on December 10, 2014 in a modified "Dutch Auction" tender offer at $3.75 per share.

42. Despite the fact that the Company recently released excellent financial results and has positioned itself for exceptional growth with significant market share, the Proposed Transaction does not offer fair consideration to MCG stockholders, who are being deprived of the benefits and profitability of a successful company.

Preclusive Deal Protection Devices

43. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a *fait accompli* and ensure that no competing offers will emerge for the Company.

44. For example, Section 6.4 of the Merger Agreement provides for a "No Solicitation" provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by PennantPark.

45. Pursuant to Section 6.4(c) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must promptly notify PennantPark of the bidder's identity and the terms of the bidder's offer,

along with a copy of all written materials provided by the third-party in connection with the competing proposal.

46.   Section 6.4(d) of the Merger Agreement further includes an onerous "fiduciary out" provision, which restricts the Board's ability to withdraw its approval of the Proposed Transaction unless the competing proposal constitutes a "Superior Proposal."

47.   The Merger Agreement also provides for a "termination fee" of $7 million payable to PennantPark by MCG if the Company decides to pursue the competing offer, or otherwise fails to close on the Proposed Transaction pursuant to the Merger Agreement. The Merger Agreement does not provide for a reverse termination fee in the event PennantPark decides to back out of the deal.

48.   Section 6.9 of the Merger Agreement provides indemnification for a period of six years for directors and officers liability and fiduciary liability insurance. This provision would shield Defendants and Company executives from any liability going forward insulating them from any scrutiny.

49.   By entering into the agreement with PennantPark, the Board has initiated a process to sell the Company, which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the Proposed Transaction were apparently arrived at without a full and thorough

investigation by the Board, and they are intrinsically unfair and inadequate from the standpoint of the MCG stockholders.

50.	Ultimately, these preclusive deal protection provisions illegally restrain the Company's ability to solicit or engage in negotiations with any other potential bidders regarding a proposal to acquire all or a significant interest in the Company.	The circumstances under which the Board may respond to an unsolicited written *bona fide* proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective "fiduciary out" under the circumstances.

Conflicts of Interest

51.	Individual Defendant Kennedy, along with the employees at MCG, will be guaranteed continuing employment at PennantPark upon completion of the Proposed Transaction.	Two Board members will also gain board seats at the post-merger entity.

52.	This benefit not equally shared with the stockholders provides an incentive for Defendants to not seek superior offers from other companies, and instead, allows Defendants to favor their own interests over those of the Company and its public stockholders.

53.	The Individual Defendants have violated their fiduciary duties owed to the public stockholders of MCG. The Individual Defendants' agreement to the terms of the Proposed Transaction and its timing demonstrate a lack of due care and of loyalty to the MCG public stockholders.

54. The Individual Defendants' fiduciary obligations under these circumstances require them to undertake an appropriate evaluation of MCG's net worth as an acquisition candidate.

55. The Individual Defendants have violated their fiduciary duties owed to Plaintiff and the Class in that they have not and are not to maximize stockholder value and have acted and are acting to the detriment of the Company's public stockholders for their own personal benefit.

56. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of MCG's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of MCG common stock.

57. The consideration to be paid to Class members in the Proposed Transaction is unfair and inadequate because, among other things:

(a) The intrinsic value of MCG common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the anticipated operating results and profitability of the Company; and

(b) By entering into the Merger Agreement with PennantPark, the Individual Defendants have allowed the price of MCG stock to be capped, thereby depriving Plaintiff and the Class of the opportunity to realize any increase in the value of MCG stock.

58. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

59. MCG and PennantPark aided and abetted the breaches of fiduciary duty by the Individual Defendants. Indeed, the wrongful conduct complained of herein could not have occurred without the knowing participation of these Defendants.

60. Plaintiff and other members of the Class have no adequate remedy at law.

COUNT I

(Breach of Fiduciary Duty against the Individual Defendants)

61. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

62. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have violated their fiduciary duties of good faith, loyalty, and due care at the expense of Plaintiff and other members of the Class.

63. As alleged herein, the Individual Defendants have failed to, *inter alia*:

(a) Adequately consider the Proposed Transaction, including whether it maximizes stockholder value;

(b) Apprise themselves of the true value of the Company, or the benefits associated with pursuing the Proposed Transaction or an alternative transaction, by, among other things, considering the merits of such transactions and engaging in a market check or canvas of the industry; and

(c) Otherwise take the steps necessary to comply with their fiduciary duties.

64. As such, unless the Individual Defendants' conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of stockholder value.

65. In light of the foregoing, the Individual Defendants and the Company must, as their fiduciary obligations require:

(a) Undertake an appropriate evaluation of MCG's value;

(b) Evaluate the Proposed Transaction and other potential transactions;

(c) Enable public stockholders to consider the Proposed Transaction in a fair and non-coercive manner, without the threat of deal protection measures or mechanisms that could preclude or dissuade a value-maximizing transaction;

(d)   Refrain from favoring the Individual Defendants' interests over those of the Company's public stockholders, to, among other things, ensure that conflicts of interest do not unfairly influence the stockholders' decisions or available options; and

(e)   Disclose all material facts necessary to permit the Company's public stockholders to make an informed decision with respect to the Proposed Transaction or any alternate transaction.

66.   Absent injunctive relief, Plaintiff and the Class will continue to suffer irreparable harm as result of the Individual Defendants' breaches of fiduciary duty, for which Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting Breaches of Fiduciary Duties against MCG and PennantPark)

67.   Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

68.   Defendants MCG and PennantPark have aided and abetted the Individual Defendants in the aforesaid breaches of their fiduciary duties.

69. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants MCG and PennantPark, who, therefore, have aided and abetted such breaches in connection with the Proposed Transaction.

70. As a result of the unlawful actions of Defendants MCG and PennantPark, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the true value for MCG's assets and business. Unless their actions of are enjoined by the Court, Defendants MCG and PennantPark will continue to aid and abet the Individual Defendants' breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

71. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their MCG shares.

72. Plaintiff and other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff and members of the Class demand judgment against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action and certifying Plaintiff as the representative of the Class;

B.   Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction;

C.   In the event that the Proposed Transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

D.   Awarding Plaintiff the costs and disbursements of this action and a reasonable allowances for fees and expenses of Plaintiff's counsel and experts; and

E.   Granting Plaintiff and the Class such other and further relief as the Court may deem just and proper.

Dated: May 13, 2015

RIGRODSKY & LONG, P.A.

By: */s/ Brian D. Long*
       Seth D. Rigrodsky (#3147)
       Brian D. Long (#4347)
       Gina M. Serra (#5387)
       Jeremy J. Riley (#5791)
       2 Righter Parkway, Suite 120
       Wilmington, DE 19803
       (302) 295-5310

OF COUNSEL:

MILBERG LLP
Kent A. Bronson
One Pennsylvania Plaza
New York, NY 10119
(212) 594-5300

Attorneys for Plaintiff